Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2015	2014	2013	2012	2011

Earnings:
Income (loss) before provision for (benefit from) income taxes	$159	$678	$(125)	$(301)	$(309)
Interest expense	667	683	843	1,068	1,276
Implicit interest in rents	9	10	9	12	12
Total earnings	$835	$1,371	$727	$779	$979
Fixed charges:
Interest expense	$667	$683	$843	$1,068	$1,276
Implicit interest in rents	9	10	9	12	12
Total fixed charges	$676	$693	$852	$1,080	$1,288
Ratio of earnings to fixed charges	1.24	1.98	*	*	*

*	Earnings did not cover total fixed charges by $125 million in 2013, $301 million in 2012, and $309 million in 2011.